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NEWS RELEASE

Jet Metal Announces $2 Million Financing
July 11, 2014	(TSXV: JET) (OTCQB: JETMF)

Jet Metal Corp. (TSXV: JET) (OTCQB: JETMF) (the “Company” or “Jet Metal”) is pleased to announce that it intends to undertake a non-brokered private placement to raise up to a total of $2,000,000.

Jet Metal intends to undertake a non-brokered private placement to raise up to a total of $2,000,000 through the issuance of 12,121,212 units of Jet Metal (the “Units”) at a price of $0.165 per Unit (the “Offering”). Each Unit will consist of one common share and one half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant shall be exercisable to acquire one common share for a period of 24 months at an exercise price equal to $0.30.

At any time after four months and one day from the date of the closing of the Offering, if the volume weighted average trading price of the common shares of Jet Metal on the TSX Venture Exchange is greater than $0.45 per share for 20 consecutive trading days, Jet Metal may give written notice to warrant holders that the Warrants will expire 30 calendar days after the date of such notice.

The Company intends to use the net proceeds of the Offering to continue to advance its mineral exploration properties, for potential acquisitions of new mineral properties, and for general corporate and working capital purposes.

The Offering will be non-brokered; however, the Company may pay finder’s fees in accordance with the rules and policies of the TSX Venture Exchange. The Offering is subject to the approval of the TSX Venture Exchange.

The securities being offered hereby have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state or province in which such offer, solicitation or sale would be unlawful.

About Jet Metal Corp.

The Company is a uranium and vanadium explorer and developer with projects across North America. The mineralization identified at its CMB project, located in Newfoundland and Labrador, Canada, is open for expansion both along strike and at depth. The Company also holds a majority interest and is the operator of the Bootheel Project in Wyoming, USA, which has the potential to be mined using in-situ recovery methods. The Jet Metal team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.
For more information on Jet Metal and its properties, please visit the website at: www.jetmetalcorp.com.

ON BEHALF OF THE BOARD

"Jim Crawford"
President & CEO

For Investor Relations, please call:
T: 604-681-8030 x.240
F: 604-681-8039
E: info@jetmetalcorp.com
www.jetmetalcorp.com

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to (i) the timing and closing of the Offering; and (ii) the anticipated use of proceeds of the Offering.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the estimation of mineral resources, the realization of resource and reserve estimates, uranium and other commodity prices, the timing and amount of future exploration and development expenditures, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Company’s properties in the short and long-term and to acquire new properties, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access infrastructure, risks relating to changes in uranium and other commodity prices and the worldwide demand for and supply of uranium and related products, risks related to increased competition in the market for uranium and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities on the Company’s properties, or to acquire new properties, may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, environmental risks and the additional risks identified in the "Risk Factors" section of the Company's reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and no securities regulatory authority has either approved or disapproved of the contents of this release.